82-5769

UFJ Holdings, Inc

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	December 28, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	9 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)


05005230

dlw 1/18

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.

1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

December 28, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
<u>12g-3-2(b) Under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,



Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure


UFJ

Press Release

December 28, 2004

UFJ Holdings, Inc.

Support for Revitalization of MISAWA HOMES HOLDINGS

UFJ Holdings, Inc. ("UFJ Holdings") hereby gives notice that UFJ Bank Limited ("UFJ Bank"), a subsidiary of UFJ Holdings, and 31 companies as set forth below including MISAWA HOMES HOLDINGS, INC. and MISAWA HOMES CO., LTD. (collectively called the "MISAWA HOMES Group") have jointly submitted an application for support of business revitalization in respect to the MISAWA HOMES Group to the Industrial Revitalization Corporation of Japan ("IRCJ") in accordance with Article 22 of the Industrial Revitalization Corporation Act and have received an approval for the support from IRCJ today.

UFJ Bank plans to extend financial support to the MISAWA HOMES Group on the condition that other financial institutions shall agree to their business revitalization plan. Hereafter, as a core bank, UFJ Bank will continue its support to the MISAWA HOMES Group in cooperation with IRCJ aiming to realize their revitalization plan.

1. Outline of MISAWA HOMES HOLDINGS, INC. and MISAWA HOMES CO., LTD.

Trade Name	MISAWA HOMES HOLDINGS, INC.	MISAWA HOMES CO., LTD.
Address	2-4-1, Nishishinjuku, Shinjuku-ku, Tokyo	2-4-5, Takaidohigashi, Suginami-ku, Tokyo
Representative	Kazuo Mizutani	Haruo Sato
Capital	JPY 45,249 million	JPY 24,000 million

2. Financial Support (Planned)

Debt forgiveness: Approximately Yen 85 billion

Capital Injection: Approximately Yen 20 billion
(Subscription of preferred shares issued by MISAWA HOMES HOLDINGS, INC. by debt-for-equity swap)

Write-off of Preferred Shares: Approximately Yen 108 billion
(Expected loss with regard to write-off of preferred shares which MISAWA HOMES HOLDINGS, INC. plans to request in the first half of FY 2005)

Execution Date: In the first half of fiscal year 2005

3. Impact on Earnings of UFJ Holdings

UFJ Holdings does not change the current forecast of its non-consolidated and consolidated financial results for the fiscal year ending March 31, 2005.

(Misawa Homes group companies)

Trade Name	Address	Representative	Capital (Yen Mil.)
MISAWA HOMES HOLDINGS, INC.	2-4-1, Nishishinjuku, Shinjuku-ku, Tokyo	Kazuo Mizutani	45,249
MISAWA HOMES CO., LTD.	2-4-5, Takaidohigashi, Suginami-ku, Tokyo	Haruo Sato	24,000
MISAWA HOMES HOKKAIDO CO., LTD.	6-8-1, Higashisapporonijo, Shiroishi-ku Sapporo-shi, Hokkaido	Nobumasa Iwabuchi	989
MISAWA HOMES KITANIHON CO., LTD.	1-7-11, izumikita, Akita-shi, Akita	Hideki Shimomura	430
TOHOKU MISAWA HOMES CO., LTD.	1-3-1, Chuo, Aoba-ku Sendai-shi, Miyagi	Koshi Chiba	3,761
MISAWA HOMES FUKUSHIMA CO., LTD.	16-3, Aza Funatomae, kamata, Fukushima-shi, Fukushima	Kunikazu Saino	300
Misawa Homes Shin-etsu Co., Ltd.	2-1-53, Sekishin, Niigata-shi, Niigata	Hideo Ueda	537
MISAWA HOMES HIGASHIKANTO CO., LTD.	1-35, Tonya-cho, Chuo-ku, Chiba-shi, Chiba	Koichi Fujii	475
MISAWA HOMES NISHI-KANTO CO., LTD.	7-7-8, Ennami, Chuo-ku, Saitama-shi, Saitama	Shoji Sato	450
Homeing Saitama	790-1, Oaza Kawarabuki, Ageo-shi, Saitama	Genichi Nakazawa	20
Misawa M G Construction	4-5-14, Midori-cho, Takasaki-shi, Gunma	Yoshikazu Yamagishi	30
MISAWA HOMES TOKYO CO., LTD.	2-4-5, Takaidohigashi, Suginami-ku, Tokyo	Nobuo Takenaka	2,234
MISAWAHOMES SHIZUOKA CO., LTD.	8-5, Momozono-cho, Shizuoka-shi, Shizuoka	Yoshinori Deguchi	300
MISAWA HOMES TOKAI CO., LTD.	5-20-1, Higashiyamatori, Chikusa-ku, Nagoya-shi, Aichi	Kosaku Miyakawa	1,195
Mie Misawa Construction	2-310, Sakaemachi, Tsu-shi, Mie	Masayuki Saito	20
MISAWA HOMES KINKI CO., LTD.	5-12, Hiranomachi 3 Chome, Chuo-ku, Osaka-shi, Osaka	Tadashi Kamon	2,707
AWAJI MISAWA HOMES CO., LTD.	171, Osame, Sumoto-shi, Hyogo	Tomohisa Takizawa	163
MISAWA HOMES CHUGOKU CO., LTD.	1-7-1, Yokogawa-cho, Nishi-ku, Hiroshima-shi, Hiroshima	Takashi Shono	1,370
MISAWA HOMES SAN-IN CO., LTD.	1-87, Minamiyoshikata, Tottori-shi, Tottori	Taiji Kanazawa	445
MISAWA HOMES KYUSYU CO., LTD.	3-2-1, Hakataekimae, Hakata-ku, Fukuoka-shi, Fukuoka	Hisayuki Tashiro	663
Misawa Techno	7110-3, Aza Matsumotodo, Oaza Imai, Matsumoto-shi, Nagano	Motoya Sato	8,846
Toyama House Industry Co., Ltd.	1-6-3, Chiharazaki, Toyama-shi, Toyama	Nobuo Mizuguchi	100
Shikoku House Industry	800, Oaza Sumishonishi, Mannou-cho,	Iwazo Seo	50

	Nakatado-gun, Kagawa		
Motherth	3-147-2, Mukaikogane, Nagareyama-shi, Chiba	Hajime Yoshida	10
TECBUILD	6-14, Kinko-cho, Kanagawa-ku, Yokohama-shi, Kanagawa	Tsukasa Takahashi	200
MISAWA REALESTATE CO., LTD.	2-46-5, Kabuki-cho, Shinjuku-ku, Tokyo	Nobuhiro Sakamoto	4,000
Hills Garden Sapporo	3-3, Kitaichijonishi, Chuo-ku, Sapporo-shi, Hokkaido	Michimasa Taga	300
International Advanced Research and Development Institute Co., Ltd.	2-46-5, Kabuki-cho, Shinjuku-ku, Tokyo	Kazuyuki Katagiri	10
KYUSHU-LAND KAIHATSU CO., LTD.	2-3, Nishizakamachi, Nagasaki-shi, Nagasaki	Hisayuki Tashiro	30
Setouchi Resort	831, Yoshina-cho, Takehara-shi, Hiroshima	Akira Imaizumi	260
Misawa Finance	2-4-5, Takaidohigashi, Suginami-ku, Tokyo	Katsuhiko Nakamura	100

(As of September 30, 2004)

UFJ

Press Release

December 28, 2004

UFJ Holdings, Inc.

Support for Revitalization of Daiei Incorporated

UFJ Holdings, Inc. ("UFJ Holdings") hereby gives notice that UFJ Bank Limited ("UFJ Bank"), a subsidiary of UFJ Holdings, Sumitomo Mitsui Banking Corporation, Mizuho Corporate, Ltd. and 12 Daiei group companies as set forth below (collectively called the "Daiei Group") have jointly submitted an application for support of business revitalization in respect to the Daiei Group to the Industrial Revitalization Corporation of Japan ("IRCJ") in accordance with Article 22 of the Industrial Revitalization Corporation Act and have received an approval for the support from IRCJ today.

UFJ Bank plans to extend financial support to the Daiei Group on the condition that other financial institutions shall agree to their business revitalization plan.

1. Outline of the Daiei Incorporated

Trade Name	The Daiei Incorporated
Address	4-1-1, Minatojima Nakamachi, Chuo-ku, Kobe-shi, Hyogo
Representative	Toshio Hasumi
Capital	JPY 119,510 million

2. Financial Support (Planned)

Debt forgiveness: Approximately Yen 204.3 billion
(total for 12 group companies)

Write-off of Preferred Shares: Approximately Yen 96 billion

Execution Date: In the second half of fiscal year 2004

3. Impact on Earnings of UFJ Holdings

UFJ Holdings does not change the current forecast of its non-consolidated and consolidated financial results for the fiscal year ending March 31, 2005.

(Daiei group companies)

Trade Name	Address	Representative	Capital (Yen mil.)
The Daiei, Inc.	4-1-1, Minatojima Nakamachi, Chuo-ku, Kobe-shi, Hyogo	Toshio Hasumi	119,510
JUJIYA Co., Ltd.	2-20-11, Yanagibashi, Taito-ku, Tokyo	Hiroyuki Fukumoto	19,421
Canal City OPA	1-2-22, Sumiyoshi Hakata-ku, Fukuoka-shi, Fukuoka	Fuminobu Nakamura	400
NAKAGO	5-1, Sakaemachi, Fukushima-shi, Fukushima	Naomitsu Miyamoto	1,450
The Sakae, Inc.	2-2-7, Hirano-cho, Chuo-ku, Osaka-shi, Osaka	Yukiharu Kawata	307
Kyushu Supermarket Daiei	1-10-20, Arato, Chuo-ku, Fukuoka-shi, Fukuoka	Naoki Mitsuishi	150
Japan Distribution Leasing Corporation	1-3-1, Shibakouen, Minatoku, Tokyo	Masaaki Nishimura	926
Urayasu Central Development	2-4-1, Shibakouen, Minato-ku, Tokyo	Naoya Shimura	2,274
Orange Estate	2-4-1, Shibakouen, Minato-ku, Tokyo	Masahiro Shiotani	500
Sality Foods	36-5, Fukaehamamachi, Higashinada-ku, Kobe-shi, Hyogo	Osamu Michikami	270
Daily Top	400-1, Oaza-shimo, Aza-fujihara, Wakamiya-cho, Kurate-gun, Fukuoka	Kenzo Nomura	40
Kobe Seishin Oriental Development Co., Ltd.	5-6-3, Kojidai, Nishi-ku, Kobe-shi, Hyogo	Katsumitsu Kurishima	6,000

UFJ Holdings, Inc

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	December 24, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	40 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

December 24, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,



Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure


UFJ

Press Release

December 24, 2004

UFJ Holdings, Inc.

Support for Revitalization of Tamano Consultants

UFJ Holdings, Inc. ("UFJ") hereby gives notice that UFJ Bank Limited ("UFJ Bank"), a subsidiary of UFJ, and Tamano Consultants group have jointly submitted an application for support of business revitalization in respect to Tamano Consultants Co., Ltd. ("Tamano Consultants") and Tamano Toshi Kaihatsu K. K. to the Industrial Revitalization Corporation of Japan ("IRCJ") in accordance with Article 22 of the Industrial Revitalization Corporation Act and have received an approval for the support from IRCJ today.

UFJ Bank plans to extend financial support as set forth below to Tamano Consultants, etc. on the condition that other financial institutions shall agree to their business revitalization plan. Hereafter, as a core bank, UFJ Bank will continue its support in cooperation with IRCJ aiming to realize their revitalization plan.

1. Outline of Tamano Consultants Group

Trade Name: Tamano Consultants Co., Ltd.
Address: 4-5 Takebashi-cho, Nakamura-ku, Nagoya, Aichi
Representative: Hitoshi Sakaguchi
Capital: JPY 320 million
Business: Civil engineering consultation, etc.

Trade Name: Tamano Toshi Kaihatsu Kabushiki Kaisha
Address: 4-5 Takebashi-cho, Nakamura-ku, Nagoya, Aichi
Representative: Hitoshi Sakaguchi
Capital: JPY 50 million
Business: Real estate sales, etc.

2. Outline of the Financial Assistance (scheduled)

Debt Forgiveness: Approximately Yen 8 billion

Execution Date: March 2005

3. Impact on Earnings of UFJ

There is no change to the consolidated and non-consolidated forecasts of the result for the fiscal year ending March 31, 2005 due to the above mentioned financial support.


UFJ

Press Release

December 24, 2004
UFJ Holdings, Inc.

Subscription of Shares Issued by Daikyo Incorporated

UFJ Holdings, Inc. ("UFJ") hereby gives notice that UFJ Bank Limited ("UFJ Bank"), a subsidiary of UFJ, has decided to subscribe shares issued by Daikyo Incorporated ("Daikyo") as part of the financial assistance.

1. Outline of the Subscription

Amount:	Yen 30 billion
Type of Shares:	Preferred Shares
Form of Subscription:	Debt-for-Equity swap for the loans extended to Daikyo
Execution Date:	Late March 2005

2. Impact on Earnings of UFJ

There is no change to the consolidated and non-consolidated forecasts of the result for the fiscal year ending March 31, 2005.

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
Mitsubishi Asset Management Co., Ltd.
UFJ Partners Asset Management Co., Ltd.

Merger of Mitsubishi Asset Management and UFJ Partners Asset Management

Tokyo, December 24, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President & CEO: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President & CEO: Ryosuke Tamakoshi), in anticipation of the management integration of the two groups, which is subject to approval by shareholders and relevant authorities, have been discussing the establishment of a system which will be capable of providing customers with higher quality asset management services following the merger. As part of these efforts, the asset management companies of the two groups, Mitsubishi Asset Management Co., Ltd. (Mitsubishi Asset Management; President: Ryujiro Yagasaki), UFJ Partners Asset Management Co., Ltd. (UFJ Partners Asset Management; President: Koichi Miyazaki), and other relevant parties entered into a "Memorandum of Understanding Concerning Merger" and preparations and mutual consultations have commenced to prepare for the merger.

1. Purpose of Merger

While the market size of the asset management industry is expected to expand, competition is also anticipated to intensify, and we are seeking to strengthen the operational capabilities and management efficiencies of our asset management companies. In order to enhance the flexibility to respond to these changing market conditions, MTFG and UFJ Group will merge Mitsubishi Asset Management and UFJ Partners Asset Management in conjunction with the management integration of the two groups.

As such, the new asset management company will utilize the strength of the two asset management companies in an effort to strengthen operational capabilities and increase the efficiency of management, to build a system capable of providing high-quality, high-value added asset management services that customers demand.

2. Post-Merger Asset Management Services

As of November 30, 2004, Mitsubishi Asset Management and UFJ Partners Asset Management were ranked 6th and 5th respectively in terms of publicly offered investment trusts in the Japanese market, and are highly valued by customers in the asset management industry. Through this merger, we will provide a broad lineup of products and otherwise tailor products to match a wide variety of customer needs, and will strive to improve customer convenience and enhance services by combining and complementing the sales forces, product development capabilities and management capabilities of the two companies.

In addition, through the management integration of the two groups, the new asset management company, together with other group companies, will jointly utilize the management infrastructure and resources of the new group's trust bank (tentatively named Mitsubishi UFJ

Trust and Banking), which will have one of the largest amounts of management assets in Japan (approximately 24 trillion yen as of September 30, 2004), in an effort to strengthen operational capabilities and increase the efficiency of management throughout the entire group.

As of November 30, 2004, the publicly offered investment trusts of Mitsubishi Asset Management and UFJ Partners Asset Management were ranked 5th in the industry on a simple combined basis, but we are aspiring to become one of the top three after the merger.

3. Timing of Merger

The merger of Mitsubishi Asset Management and UFJ Partners Asset Management is scheduled to be completed as soon as possible between October 1, 2005 and April 1, 2006. The relevant parties will engage in discussions concerning the name, capital contribution structure and personnel of the new asset management company.

MTFG and UFJ Group will further maximize the synergy effect of the high-quality products and services of the new asset management company and the superior business bases of the banks, trust banks and securities companies while also advancing the efficiency of management, to firmly establish its position as top-class asset management operations.

* * * * *

Contacts:

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03)-3240-8149
UFJ Holdings, Inc.	Public Relations Department	(03)-3212-5460
Mitsubishi Asset Management Co., Ltd.	Corporate Planning Department	(03)-6250-4911
UFJ Partners Asset Management Co., Ltd.	Corporate Planning Department	(03)-3277-9873

[Reference] Outline of Merging Companies

(As of December 1, 2004)

Company Name		Mitsubishi Asset Management Co., Ltd.		UFJ Partners Asset Management Co., Ltd.	
Business		Management of investment trusts, investment advisory business		Management of investment trusts, investment advisory business	
Date of establishment		August 1985		December 1959	
Registered head office		Chiyoda-ku, Tokyo		Chuo-ku, Tokyo	
Representative		Ryujiro Yagasaki		Koichi Miyazaki	
Paid in capital		2.0 billion yen		15.2 billion yen	
Number of issued shares		27,939 shares		2,608,545 shares	
Shareholders' equity*		5.4 billion yen		48.2 billion yen	
Total assets*		9.6 billion yen		57.4 billion yen	
Investment trusts balance (as of November 30, 2004)		Publicly offered: 1,195.9 billion yen Privately placed: 574.0 billion yen Total: 1,769.9 billion yen		Publicly offered: 1,949.2 billion yen Privately placed: 186.3 billion yen Total: 2,135.5 billion yen	
Number of employees*		146		199	
Shareholders (Holding ratio)		MTFG (50.0%) Mitsubishi Trust and Banking (25.0%) Bank of Tokyo-Mitsubishi (15.0%) Mitsubishi Securities (2.8%) 31 Local Banks (7.2%)		UFJ Holdings (100.0%)	
Business results**		March 2004	September 2004	March 2004	September 2004
	Operating revenue	8.9 billion yen	5.8 billion yen	12.0 billion yen	7.4 billion yen
	Operating profit	1.7 billion yen	1.5 billion yen	0.1 billion yen	0.8 billion yen
	Profit before extraordinary items	1.7 billion yen	1.5 billion yen	0.4 billion yen	1.2 billion yen
	Net profit	1.3 billion yen	0.6 billion yen	1.5 billion yen	0.6 billion yen

* Shareholders' equity, total assets and the number of employees of Mitsubishi Asset Management are a total of the results for the former Tokyo-Mitsubishi Asset Management Ltd. and Mitsubishi Trust Asset Management Co., Ltd. (which merged on October 1, 2004) as of September 30, 2004 on a simple combined basis.

** The business results of Mitsubishi Asset Management are a total of the results for the former Tokyo-Mitsubishi Asset Management Ltd. and Mitsubishi Trust Asset Management Co., Ltd. on a simple combined basis.

The investment trusts balance for the new asset management company (the total of the two companies as of November 30, 2004 on a simple combined basis) will reach 3,905.4 billion yen (5th in the industry).
The assets entrusted with Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited will reach approximately 24 trillion yen (the total of the two companies as of September 30, 2004 on a simple combined basis).

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") may file a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. **U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination.** The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:
Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG's and UFJ's management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.


UFJ

Press Release

December 24, 2004
UFJ Holdings, Inc.

Regarding Submission of Progress Report on Plan to Revitalize Management

UFJ Holdings, Inc. submitted the progress report for the interim period ended September 2004, regarding the plan to revitalize management formulated according to the Law relating to Emergency Measures for Early Reconstruction of Financial Systems, to the Financial Services Agency.

Progress Report on Plan to Revitalize Management

(Summary)

UFJ Holdings, Inc.
(UFJ Bank Limited)
(UFJ Trust Bank Limited)

December 2004

Contents

1. Summary of Financial Results for the Interim Period Ended September 30, 2004

Subsidiary banks are expected to post net losses again in the Fiscal Year ending March 2005 mainly due to the fundamental actions for revitalizations of large borrowers in order to finalize the problem loans issue. As a result of the net losses posted at subsidiary banks in the interim period of FY 2004, the fair value of stocks of the subsidiary banks held by UFJ Holdings, Inc. ("UFJ Holdings") will be further reduced and thus book values of the stocks shall be impaired in the current fiscal period. As a result, as was announced on the Plan to Revitalize Management (the "Plan") submitted on September 24, 2004, UFJ Holdings is obliged to suspend dividends on common shares, preferred shares and preferred securities.

(1) Results for the Interim Period Ended September 30, 2004

- Banking Subsidiaries Combined -

(Gross Operating Profit)
Gross operating profit was in line with the forecasts made on September 10, 2004, since core business lines, that are retail banking, corporate banking, global banking & trading and trust business performed well. Total gross operating profit reached 51% of the annual target set in the Plan.

(Expenses)
Expenses, mainly personnel expenses, have decreased steadily. Total expenses in the first half were Yen 266.8 billion, which was approximately 48% of the annual target set in the Plan.

(Business Profit)
As a result, business profit before net transfer to the general reserve was Yen 392.9 billion, which was approximately 52% of the annual target set in the Plan.

(Credit Related Expenses)
On the other hand, as we have made efforts for resolving the problem loans issue in order to secure financial soundness, the balance of problem loans (under the Financial Reconstruction Law) on combined basis for UFJ Bank Limited ("UFJ Bank") and UFJ Trust Bank Limited ("UFJ Trust") including UFJ Strategic Partner Co., Ltd. ("UFJSP") was Yen 4,154.3 billion and the problem loan ratio was 9.42% as of the end of September 2004. This is an increase of Yen 204.9 billion and 0.91% from the end of March 2004. This is because in the process of business revitalization of borrowers, in addition to off-balancing of problem loans, we have downgraded some large borrowers and their affiliated companies from sub-standard to doubtful category during the course of implementation of the revitalization plans for these borrowers.
For resolution of problem loan issue UFJ Holdings has taken intensive and thorough actions in the first half of FY 2004 and since September 2004 it has entered into a stage to decide concrete support plans for revitalization of each group of large borrowers and to implement these plans. UFJ Holdings aims to achieve a problem loan ratio of below 4% by the end of March 2005.
Accelerated off-balancing and provisioning resulted from fundamental and intensive actions on large troubled borrowers boosted the credit related expenses to Yen 634.6 billion (on subsidiary banks and UFJSP combined basis). The credit related expenses in the first half was 65%* of the annual forecast and undershot the forecast made for the interim results.

* Annual cost forecast of Yen 1,129.6 billion (on subsidiary banks and UFJSP combined basis) includes Yen 160 billion of impairment/reserve for preferred shares. 65% is calculated on Yen 969.6 billion after the deduction of Yen 160 billion.

Losses on stocks and equity securities were Yen 143.1 billion (on subsidiary banks, UFJEI and UFJTE

combined basis) including impairment losses on the preferred shares subscribed in order to support customers.

(Deferred Tax Asset)
Deferred tax assets have decreased slightly more than the plan due to conservative estimate of future earnings.

(Net Profit/Loss)
We posted a net loss of Yen 753.4 billion (on subsidiary banks, UFJSP, UFJEI and UFJTE combined basis) for the interim period of FY 2004. For the full FY 2004 it is forecasted to be a net loss of Yen 823.3 billion.

(Capital Ratio)
Despite of the net loss for the interim period, mainly due to the capital injection of Yen 700 billion from Mitsubishi Tokyo Financial Group, Inc. ("MTFG") to UFJ Bank, minority interests increased by Yen 692.9 billion and accordingly Tier I capital increased by Yen 28.7 billion. Risk assets at subsidiary banks decreased by Yen 2,978.2 billion due to the declined balance of loans and securities, which made capital ratio 9.92%, increased by 0.68% from March 2004.

(Impairment on Stocks at Holding Company)
Because of impairment losses on subsidiary banks' stocks resulted from their significant net losses in the interim period and reserves for losses on preferred shares issued by UFJ Bank, UFJ Holdings posted extraordinary losses of Yen 2,805.1 billion.
As a result, UFJ Holdings' non-consolidated net loss was Yen 2,806.4 billion. UFJ Holdings' consolidated loss was Yen 674.2 billion.

(2) Outlook for the Fiscal Year Ending March 31, 2005

(Gross Operating Profit)
In the Plan submitted on September 24, 2004, UFJ Holdings incorporated a decline in gains on bonds due to an increase in long-term interest rate and prevailing conditions for loans and deposits. By way of measures to improve profitability significantly, UFJ Holdings aims at achieving a solid performance at core businesses such as corporate banking, retail banking, global banking and trading and trust business in FY 2004.
UFJ Holdings plans to attain Yen 1,283.0 billon of gross operating profit by significantly improving profitability in its core retail and SME businesses.

(Business Profit)
UFJ Holdings strengthens its profitability at core businesses by the measures set forth in the Plan. Also by cutting cost through fundamental restructuring, business profit is planned to be Yen 745.2 billion.

(Credit Related Expenses)
As a result of revitalization of large troubled borrowers in order to resolve problem loan issue, we expect a significant amount of credit related expenses in this fiscal year as well. Credit related expenses for subsidiary banks and UFJSP are expected to be Yen 1,129.6 billion for FY2004.
Main factors are increase in cost for supporting large borrowers and higher reserve ratios due to an increase in loan loss ratios as a result of our recent aggressive problem loan disposals. Especially for the large borrowers we have been prepared to implement aggressive measures in the first half of FY 2004. After thoroughly revising existing revitalization plans for large borrowers, new plan for support or disposal for each individual company has been being determined. In such process, in order to ensure an early and certain revitalization, necessary and enough credit cost is slated for this fiscal year.

As for the effect of reserve ratios, we expect increase in loan loss ratios due to the significant increase in credit cost in the previous fiscal year.

Credit related expenses for the first half of FY2004 was smaller than expected. However in the second half of FY 2004 we forecast to incur more-than-expected credit related expenses because reserve ratios will further increase due to downgrading of borrowers in the first half and more-than-targeted off-balancings might be required for achieving the target of below 4% in problem loan ratio as of the end of March 2005. *

* Initial plan is Yen 1,129.6 billion (on subsidiary banks and UFJSP combined basis). It turns to Yen 969.6 billion after deducting costs for preferred shares.

Consequently credit related expenses for the full FY 2004 will be as was initially planned.

Problem loan balance at the end of September 2004 increased from that of the end of March 2004 due to downgrading of some borrowers following the newly prescribed plans for support or disposal in individual companies. In the second half of FY 2004, we will keep addressing large borrowers aggressively, thereby reduce problem loan outstanding for large borrowers by actually implementing revitalization plans. Through this process we will decrease problem loan ratio to below 4% as initially targeted by the end of March 2005.

(Deferred Tax Asset)

As was mentioned before, we have reduced deferred tax assets in the first half of FY 2004. We do not expect further reduction in the second half.

(Gains/Losses on Stocks and Other Equity Securities)

In the fiscal year ending March 2005, we expect to post Yen 200.7 billion losses on stocks (on subsidiary banks and UFJEI and UFJTE combined basis).

(Net Profit/Loss)

We expect a net loss of Yen 823.3 billion (on subsidiary banks, UFJSP, UFJEI and UFJTE combined basis) for FY 2004.

(Impairment at Holding Company)

In the first half of FY 2004 UFJ Holdings reported loss of Yen 2,801.4 billion for the total of impairment losses and reserves for losses concerning subsidiary banks' stocks. In the second half, because UFJ Bank will post a net loss, we expect to incur additional reserves for the bank's preferred shares. As a result, UFJ Holdings is expected to post a non-consolidated loss of more than Yen 3 trillion for fiscal year 2004. UFJ Holdings is obliged to suspend dividends on common shares, preferred shares and preferred securities. Realization of the losses on stocks of subsidiary banks is offset in consolidation process. Thus it has no effect on consolidated performance and BIS capital ratio, etc. of UFJ Holdings.

By implementing these measures, UFJ Group will complete its financial revitalization and will post a steady profit from FY 2005 onward.

2. State of Implementation of Plan to Revitalize Management

(1) Response to Business Improvement Administrative Order for the FY 3/2004

UFJ Group has implemented measures to support business revitalization of borrowers, promote final disposals by off-balancing and improve quality of its loan portfolio so that it will resolve problem loan issue and thereby secure financial soundness. In that process, due to off-balancing to reduce problem loan balance and increased reserves for loans extended to large borrowers, credit related expenses exceeded the initial plan in FY 2003 and the group posted net loss of Yen 372.3 billion on subsidiary banks, UFJSP, UFJEI and UFJTE combined basis, which was Yen 507.4 billion less than planned net profit.

For this reason, in addition to the Business Improvement Order based on the financial results for fiscal 2002, UFJ Group received another Business Improvement Order, since profit for fiscal 2003 largely undershot the target stated in the Plan. In response to the order, UFJ Group prepared a Business Improvement Plan and announced the Plan to Revitalize Management on September 24, 2004. UFJ Group takes the administrative action very seriously and makes a strong commitment to improve its business operations.

UFJ Group works on new actions to significantly improve profitability. However, because UFJ Group has been implementing aggressive measures to revitalize troubled borrowers during FY2004 in order to finalize problem loan issue, subsidiary banks are expected to post net losses. Accordingly UFJ Holdings is expected to post a significant non-consolidated loss as a result of an impairment of UFJ Bank and UFJ Trust shares it holds. Thus UFJ is obliged to suspend dividends on common shares, preferred shares and preferred securities.

Even though we aim at an early restoration of asset quality and our profitability is expected to recover from FY 2005 onward by achieving the target in cutting problem loan ratio by half, we seriously regret that net profits were more than 30% below targets outlined in the Plan both in FY 2002 and FY 2003 and the dividend is expected to be suspended for preferred shares for FY 2004. By various measures to improve profitability, resolve problem loan issue and implement severe restructuring, we will establish responsible management committed to an improved profitability.

UFJ Group concluded a basic agreement with regard to the management integration with MTFG on August 12, 2004 subject to receiving approval from the relevant authorities as stipulated by law. The integration is targeted for completion by October 1, 2005.

UFJ Group is now still at a stage of merger preparation and synergies and cost reductions have yet to be discussed in the course of merger discussion going forward. Since we cannot incorporate merger effect into the Plan at this moment of time, we have formulated the Plan for the period before the management integration. (for FY 2004 and 2005)

We position the period before the management integration with MTFG as the time period for fundamental management reforms.

Through actions to achieve the final solution of problem loan issues, UFJ Group will improve profitability by accomplishing financial revitalization. We will ensure the repayment of public funds through enhancement of corporate value and further improvement in profitability by the management integration with MTFG.

After the management integration we will further improve profitability as a new group. Thus as the management integration progresses, we will formulate revised plans to revitalize management by incorporating integration effect such as synergies and cost reductions.

(2) Progress in Rationalization

The UFJ Group has aggressively streamlined its operation by such measures as bringing forward the schedule for merger of commercial banks to realize integration effect as soon as possible.
In addition, the group has set forth further cost reduction and streamlining plan, taking seriously the two consecutive net losses for the fiscal year ending March 31, 2004, and planed net loss for the fiscal year ending March 31, 2004 and suspension of dividend payment on both common and preferred shares. The group will pursue the maximization of efficiency for group operation and continue the effort for cost reduction going forward. On the other hand, in view of the planned integration with Mitsubishi Tokyo Financial Group, the UFJ Group aim at drastic improvement in profitability through efficient allocation of management resources based on revised business strategies and through further rationalization.

1. Headcount
As of September 30, 2004, the number of directors and statutory auditors was 20, down by 1 from March 31, 2004. (Minus 2 compared to the plan for March 31, 2005) As of October 2004, UFJ Bank assigned two additional directors for the purpose of strengthening internal control system.
The number of employees was 20,326, down by 69 from March 31, 2004. (Plus 419 compared to the plan for March 31, 2005) The Group will further streamline business process and promote the use of contract staff in order to achieve efficient human resource management.

2. Branches and overseas subsidiaries
The number of domestic branches as of September 30, 2004 was 398, unchanged from March 31, 2004. (Same as the plan for March 31, 2005.) The number of overseas branches as of September 30, 2004 was 18, increased by 1 from March 31, 2004, with changing the status of Ho Chi Minh from a sub-branch to a branch. (Same as the plan for March 31, 2005.) Going forward, the group will utilize the branch network effectively based on strict review of profitability and efficiency in the light of enhancing customer convenience and exploring new businesses.

3. Personnel expenses
The personnel expenses for the fiscal year ended September 30, 2004 were Yen 84.5 billion, Yen 23.1 billion reductions from previous year. (46.7% of the target for March 31, 2005) Average monthly salary was Yen 470 thousand, exceeded the reduction target for March 31, 2005 by Yen 10 thousand.
UFJ holdings, UFJ Bank and UFJ Trust Bank (the companies) cut employee bonuses by 20% year-on-year in the first half of FY2004. The companies will further cut bonuses by approximately 80% year-on-year in the second half of FY2004 and will maintain this level until such time that the companies will post net profit and restore dividends.
This is approximately equivalent to a 20% reduction of annual salary in comparison to that paid in FY2003 and a 25% reduction compared to that paid when the UFJ Group was formed.

4. Remuneration and bonuses for directors, statutory auditors and executive officers.
For the fiscal year ended September 30, 2004, the total and average amount of remuneration and bonuses for directors, statutory auditors and executive officers were Yen 150 million (Yen 51 million decrease from previous year) and Yen 7 million (Yen 4 million decrease from previous year) respectively. Average retirement allowance for directors and statutory auditors was Yen 0 million.
Though compensation for all directors, statutory auditors and executive officers had been cut by 30% since July 2004, from October 2004, no compensation has been paid to the current top management, i.e., the president of UFJ Holdings, the president of UFJ Bank and the president of UFJ Trust Bank. In addition, average of over 50% of compensation reduction for all the directors and executive officers has been implemented for the second half of FY 2004 and first half of FY 2005, and this will continue until

such time that the company will post net profit and restore dividends.
No retirement benefits for directors, statutory auditors will be paid during the term that dividends for preferred shares are suspended. The companies carefully consider the payment of retirement benefits when they restart dividend payments for preferred shares based on responsibility of each directors and statutory auditors.
Bonuses for directors, statutory auditors and executive officers have been already suspended.

5. Non-personnel expenses
The non-personnel expenses for the fiscal year ended September 30, 2004 were Yen 167.9 billion, Yen 5.8 billion increase from previous year. (49.7% of the target for March 31, 2005)
The group has pursued maximum overall group efficiency and will continue to do so. Following the net loss in FY2003, the Group's cost structure has been aggressively re-examined, resulting in increased efficiency and the execution of extensive cost reductions.
In addition, in cooperation with third-party consultants, UFJ will pursue thorough rationalization including more efficient business procedures, conduct more efficient management of branches and head office organization, and will review cost management procedures from a variety of different angles. As a group we strive to reduce costs and seek more efficient management procedures, including those of group companies.

The group will make every effort for further realization of managerial efficiency, and at the same time will implement effective resource allocation in order to enhance group profitability.

(3) Results of Problem Loan Disposal

UFJ Group places the highest priority on resolution to the problem loan issue and has been addressing the issue aggressively aiming at resolution by the end of FY 2004. We will strengthen our supports on business revitalization of borrowers as well as promoting off-balancing. By taking intensive and thorough actions in FY 2004, UFJ Group aims to achieve a problem loan ratio of below 4% by the end of March 2005.

1. Credit related expenses and problem loan balance in the first half of FY2004

The UFJ Group places the resolution of problem loan issues at the top of priorities for management.

We have accelerated off-balancing of non-performing loans and provisioned aggressively for large troubled borrowers. As a result, credit costs for the first half of FY2004 were Yen 1,289.5 billion, for UFJ Bank and UFJ Trust combined. There was a net transfer back from general reserve amounting Yen 668.7 billion.
Losses on supporting specific borrowers for the first half were Yen 1.1 billion. When the UFJ Group extends financial supports to its customers via debt forgiveness or other measures, economic rationality of such decision is thoroughly scrutinized. Specifically, following points are carefully reviewed before financial supports are extended.

a) Certainty of collection of remaining portion of loans
b) Rationality and enforceability of revitalization plan
c) Clarification of the responsibility of the management team of the company
d) Social influence of the company

- Credit related expenses for the first half of FY2004 -
(UFJ Bank including UFJSP and UFJ Trust combined)

	(Billions of Yen)
Transfer from general reserve	673.4
Credit costs	(1,305.8)
Credit costs (trust account)	(2.2)
Trust account loss indemnified *	(3.0)
Collection of written-off claims *	23.4
Total	(614.1)

Credit related expenses excluding amount booked as extraordinary profit/loss marked "*" is Yen 634.6 billion.

Balance of problem loans of UFJ Bank, UFJ SP and UFJ Trust combined under Financial Reconstruction Law as of September 30, 2004 was Yen 4,154.3 billion, increased by Yen 204.9 billion from March 31, 2004.
Problem loan ratio as of September 30, 2004 was 9.42%, up by 0.91% from March 31, 2004.

2. Initiatives from FY 2004 onward

(a) Initiatives for large borrowers

UFJ Bank has developed a framework to take intensive and thorough actions in the first half of FY 2004 especially with regards to large troubled borrowers. In May 2004 UFJ Bank set up Corporate Restructuring Department in order to carry out fundamental revitalization and final disposal of specific large borrowers whose performance may have direct impact on the bank. Also UFJ Bank installed a section specialized in large borrowers within Credit Assessment and Audit Office in Internal Audit Department in order to strengthen the checking functions.

UFJ Group recognizes that top management has failed to adequately address the issue of these specific large borrowers as evidenced by insufficient management and supervision through existing monitoring channels. Therefore it has strengthened the function of the board of directors and broadened the scope of agendas in view of development and establishment of more effective credit risk management framework.

Since June 2004, UFJ Group has drastically revised existing revitalization plan for each troubled borrower and the new support plans and schemes are formulated one by one. We continue to strengthen and accelerate actions for large borrowers in order to achieve a problem loan ratio of below 4% by the end of March 2005.

In December 2004, a part of operations of UFJ Trust related to large borrowers was transferred and integrated to UFJ Bank through assimilation-type corporate split. Thereby UFJ Group aims at more efficient credit risk management with regard to large borrowers.

(b) Initiatives for small and medium-sized companies

UFJ Strategic Partner Co., Ltd. ("UFJSP") was established in March 2003 by UFJ Bank and Merrill Lynch for the purpose of rehabilitating small and medium-sized companies categorized as doubtful, quasi-bankrupt and bankrupt, and dealing with problem loans to these borrowers. Since FY 2004, the

activities of UFJSP were extended to include other loans, mainly those to borrowers classified as "sub-standard" to assist more companies returning to financial health. UFJ Group steadily reduces problem loans balance by formulating revitalization plans and advising borrowers on their implementation of the plans by combining UFJ Bank' expertise with know-how from outside the UFJ Group.

In July 2004, UFJ Bank and Merrill Lynch established an investment fund specialized in corporate rehabilitation. The fund purchases loans from UFJ Bank and other financial institutions mainly to small and medium-sized companies and works with these borrowers to increase their corporate value. The fund mainly targets companies classified as "sub-standard" where prospects are good for increasing corporate value by conducting financial restructuring programs. The fund purchases these loans at market prices and, while extending additional financing as required, works with borrowers to return them to financial health.

Through the cooperation between Credit Administration Department V and UFJSP, UFJ Group will strengthen its commitment on business rehabilitations by accelerating planning and implementation of revival plans for each borrower and by fully utilizing such functions as investment funds.

(c) Preventing the occurrence of new problem loans

To prevent the occurrence of new problem loans, branch offices as well as credit administration departments and other head office departments act quickly at the first signs of a need at borrowers for help in improving and restructuring their operations and financial positions. The initial step is formulation of a First Action Plan, whereby UFJ Bank openly discusses problems with the borrower. This leads to recommendations and concrete support for improving the borrower's financial condition and business activities. UFJ Bank has an alliance with consulting firm Nihon Business Support Co., Limited, which stands ready to help formulate and execute revitalization plans for small and medium-sized companies.

(d) Improving the quality of the loan portfolio

Resolving the problem loan issue demands both actions to deal with existing problem loans as well as efforts from a medium- to long-term perspective aimed at improving the quality of the loan portfolio. Based on lessons learned in the past, the UFJ Group banks have been taking various steps in this regard. One theme is improving credit analysis by thoroughly focusing on the creditworthiness of each loan applicant without undue reliance on the value of collateral. Currently, the banks are focusing on two high-priority issues to upgrade the overall quality of their loan portfolios: resetting loan interest rates at levels that accurately reflect credit risk and eliminating excessive concentrations of credit risk in a single borrower or group of companies. The UFJ Group also places priority on better responding to changes in the financial position of borrowers, providing assistance for the restructuring and rehabilitation of borrowers, and accelerating the final resolution of problem loans.

(e) Elimination of excessive concentrations of credit risk

To minimize risks associated with the concentration of loans, guarantees and other forms of credit in particular industries and borrowers, the UFJ Group has established credit limit rules. The rules place a cap on credit extensions to individual borrowers and corporate groups in accordance with their individual internal credit ratings. Enforcing these rules will allow the UFJ Group to build a balanced loan portfolio in which risks are spread among many types of borrowers.

(4) Dividend Policy

From the standpoint of the public nature of a financial institution and maintenance of financial soundness, UFJ Holdings believe it is fundamental to implement a stable dividend policy, while striving to expand our internal reserves with consideration for the enhancement of shareholders' value into the future. As for fiscal year ended March 31, 2004, the company suspended dividend payment for common shares taking the net loss figure for the term seriously.

UFJ Holdings expects net loss for non-consolidated base for the fiscal year ending March 31, 2005, due to the fact that impairment of holding shares of UFJ Bank and UFJ Trust Bank will be needed resulting from expected significant net loss at both banks. Therefore, UFJ Holdings regrettably expects to suspend the divided both for common and preferred shares for the fiscal year ending March 31, 2005. In addition, dividend payment for preferred securities issued by UFJ Bank is also expected to be suspended. As for the fiscal year ending March 31, 2006, the UFJ Group will conduct drastic measure to improve profitability, and plans to restart dividend payment for preferred shares. In terms for dividend payment for common shares, UFJ Holdings will give careful consideration in view of the earnings trend and retained earnings level.

Additional reduction on compensation for all directors, statutory auditors and executive officers of UFJ Holdings, UFJ Bank and UFJ Trust Bank has been already in place.
Bonuses for directors, statutory auditors and executive officers have been already suspended.

(5) Progress in Other Items Included in the Plan

-Securing Sound Financial Conditions of Subsidiaries by Way of Subordinated Debts and Loans

The amount of subordinated debts of UFJ Holdings was Yen 100 billion as of September 30, 2004, although it was forecasted to be Yen 0 billion for the fiscal year ending March 31, 2005. The proceeds are used for subscription of the bonds issued by subsidiaries or for loans to subsidiaries.

UFJ Holdings underwrites UFJ Bank's subordinated debts of Yen 100 billion.

-Progress for Establishing Responsible Management System

(a) Strengthening corporate governance in order to enhance profitability

The Group strengthens corporate governance in order to enhance profitability, based on the fact that we could not achieve the target required in the so-called "30% rules" for two consecutive years and it is expected that no dividend will be paid for either ordinary shares, preferred shares or securities for the fiscal year ending March 2005.

We will increase profitability through enforced control, monitoring and advise by external experts. To strengthen control, external experts are invited to such meeting as the Follow-Up Meeting for the Plan to Revitalize Management in December 2004.

(b) Strengthening the corporate governance at UFJ Holdings

(Strengthening the functions of the board of directors)
UFJ Holdings increased the frequency of the regular board meeting from 10 times a year to once a month. UFJ Holdings also increased the frequency of the performance reports on such issues as profitability or SME lendings from quarterly to monthly from September.

(Strengthening management supervision by external directors)
Executive office supporting external directors strengthens cooperation and coordination between the holding company and subsidiaries by communicating discussions at board meetings.

UFJ Holdings sets up a commission consisting of external directors and auditors for the purpose of selecting agendas for board meetings.

(c) Strengthening the internal control system

The UFJ Group will conduct businesses with full consideration to social and public nature of a financial institution, based on the management philosophy. In order to secure fairness and transparency of management and maximize effectiveness of management, we will establish a corporate governance system emphasizing on clear separation of governance and management.

(d) Corporate governance at UFJ Holdings

As an organization in charge of decision-making and corporate governance, the Board of Directors at UFJ Holdings refine and reach decisions on proposals regarding management policies and strategies prepared by the President & CEO and other executive officers. The Board of Directors also motivates these executives to maximize the group's value by monitoring and evaluating their performance, making appointments and setting remuneration.

The Board of Directors has seven members, three of whom are external members in order to reinforce its corporate governance and to improve transparency of management. The four other board members are President of UFJ Holdings, an executive officer of UFJ Holdings, President of UFJ Bank, and President of UFJ Trust Bank. Presidents of UFJ Bank and UFJ Trust Bank serve as director of UFJ Holdings to clarify the responsibility of top management of main subsidiaries, to the shareholders of UFJ Holdings.

(e) Corporate governance at Banking Subsidiaries

As an organization in charge of decision-making and governance, the Board of Directors of banking subsidiaries refine and reach decisions on proposals regarding management policies and strategies prepared by the President & CEO and other executive officers. The Board of Directors also motivates these executives to maximize the group's value by monitoring and evaluating their performance, making appointments and setting remuneration.

Corporate auditors of subsidiaries also serve as corporate auditors of UFJ Holdings.

Audit and Compliance Committee, established under the Board of Directors of banking subsidiaries, has functions of monitoring internal control systems and compliance, deliberation of internal auditing departments' policies and plans, selection of external auditors and offering opinions on structure and personnel affairs of internal auditing departments.

UFJ Holdings

(Supplementary Data)

Table 1-1 Financial Projection Summary (UFJ Holdings, Inc.)

1. Balance Sheets (Assets and liabilities are averages of periodic balances and items in capital accounts are balances at the end of period)

(Billions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Total assets	4,292.1	4,111.2	3,859.0	2,801.9
Loans and bills discounted	91.7	0.0	0.0	0.0
Securities	4,191.8	4,106.9	3,923.8	2,796.0
Total liabilities	342.7	157.4	384.2	366.0
Total stockholders' equity	3,946.2	3,953.4	1,135.8	918.7
Capital stock	1,000.0	1,000.0	1,000.0	1,000.0
Capital surplus	1,882.9	1,882.9	1,882.9	1,882.9
Other capital surplus	1,001.7	1,001.7	1,001.7	1,001.7
Legal surplus	0.0	0.0	0.0	0.0
Retained earnings *(Note 1)*	62.8	66.4	(2,752.8)	(2,970.8)
Treasury stock	(0.4)	(0.8)	(1.2)	(0.8)

2. Income Statements

(Billions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Ordinary profit	11.9	16.5	0.1	(1.6)
Dividends received	11.1	15.5	2.3	2.3
Operating expenses	3.1	2.3	1.6	2.3
Personnel expenses	1.1	0.8	0.3	0.8
Non-personnel expenses	1.9	1.4	1.1	1.4
Extraordinary profits	0.0	0.0	0.0	0.0
Extraordinary loss	0.0	8.4	2,805.1	3,020.0
Income before income taxes	11.9	8.1	(2,805.0)	(3,021.6)
Provision for income taxes	0.3	0.9	0.0	0.0
Income taxes (deferred)	0.0	(3.4)	1.3	2.8
Net income	11.5	10.6	(2,806.4)	(3,024.4)

3. Dividends

(Billions of Yen; Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Profit distributable as dividends	1,063.2	1,067.3		0.0
Cash dividends	14.6	12.8	-	0.0
Dividend for common stock	0.0	0.0	-	0.0
Dividend for preferred shares (public fund portion)	11.1	11.1	-	0.0
Dividend for preferred shares (portion other than public funds)	3.4	1.6	-	0.0
Dividend per common stock	0	0	-	0
Dividend per class I preferred share	37,500	37,500	-	0
Dividend per class II preferred share	15,900	15,900	-	0
Dividend per class III preferred share	68,750	68,750	-	0
Dividend per class IV preferred share	18,600	18,600	-	0
Dividend per class V preferred share	19,400	19,400	-	0
Dividend per class VI preferred share	5,300	5,300	-	0
Dividend per class VII preferred share	11,500	11,500	-	0
Dividend rate per preferred share (public fund portion)	0.80%	0.80%	-	0.00%
Dividend rate per preferred share (portion other than public funds)	0.69%	2.22%	-	0.00%
Dividend payout ratio	127.11%	240.34%	-	0.00%

4. Management Indicators

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Return on equity (net income / stockholders' equity*)	0.29%	0.27%	(79.32)%	(124.15)%
Return on assets (net income / total assets*)	0.26%	0.26%	(72.72)%	(107.94)%

** Average Balance*

Note 1: Accumulated earnings other than legal surplus

Table 1-2 Financial Projection Summary

(Combined non-consolidated figures of UFJ Bank and UFJ Trust)

1. Balance Sheets (Assets and liabilities are averages of periodic balances and items in capital accounts are balances at the end of period)

(Billions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Total assets	78,280.1	82,057.6	85,171.5	72,989.0
Loans and bills discounted	42,622.1	39,740.6	39,710.7	39,675.0
Securities	19,040.9	21,462.0	22,698.1	21,295.0
Trading assets	3,301.1	2,246.2	2,111.6	2,344.5
Deferred tax assets (at the end of period)	1,471.2	1,369.6	1,199.8	1,176.3
Total liabilities	75,511.8	79,604.1	83,216.7	79,651.5
Deposits (including NCDs)	55,464.5	55,419.7	56,928.8	54,898.0
Bonds	0.0	0.0	0.0	0.0
Trading liabilities	1,982.0	1,572.0	1,569.9	1,600.9
Deferred tax liabilities (at the end of period)	0.0	0.0	0.0	0.0
Deferred tax liabilities related to revaluation reserve for land (at the end of period)	75.0	69.2	68.2	69.3
Total stockholders' equity (at the end of period)	2,072.5	1,961.1	1,975.3	1,787.7
Capital stock	1,124.1	1,124.1	1,514.1	1,474.1
Capital surplus	863.8	863.8	922.0	881.9
Other capital surplus	445.0	0.0	0.0	0.0
Legal surplus	23.7	23.7	24.1	24.1
Retained earnings *(Note 1)*	(566.0)	(298.4)	(663.9)	(782.5)
Revaluation reserve for land, net of taxes	108.2	99.5	97.9	99.2
Net unrealized gains (loss) on available-for-sale securities, net of taxes	(47.3)	148.3	80.9	108.8
Treasury stock	0.0	0.0	0.0	0.0

2. Income Statements

(Billions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Gross operating profit (after write-off of trust account)	1,352.6	1,337.3	657.6	1,283.0
Trust fees (after write-off)	58.7	49.6	25.4	53.0
Jointly operated designated money trust account	20.9	17.7	10.8	13.0
Credit costs (trust account)	18.7	16.9	2.2	11.5
Interest income	1,063.6	874.9	475.7	955.6
Interest expenses	272.2	201.8	103.2	201.9
Fees and commissions	167.2	219.4	118.0	244.3
Trading revenue	97.9	146.6	(5.4)	121.6
Other operating income	237.4	148.4	146.9	110.2
Bonds related income	196.9	121.3	70.1	48.0
Business profit before net transfer to general reserve	778.8	789.4	392.9	745.2
Business profit	508.0	430.3	1,059.4	874.1
Less: Net transfer to general reserve	252.0	342.2	(668.7)	(140.4)
Operating expenses	592.5	564.8	268.8	549.3
Personnel expenses	223.1	209.5	84.1	180.1
Non-personnel expenses	339.9	327.4	168.3	338.9
Credit costs (banking account)	564.8	931.5	1,289.6	1,262.5
Gains (losses) on stocks and other equity securities	(617.7)	288.5	(104.1)	(187.0)
Revaluation losses	191.5	8.2	249.8	317.0
Ordinary profit	(698.2)	(342.1)	(511.2)	(595.2)
Extraordinary profit	120.1	125.8	52.2	0.0
Extraordinary loss	59.0	56.7	16.7	23.7
Provision for income taxes	1.2	(0.7)	0.5	0.0
Income taxes (deferred)	(13.8)	34.7	219.8	193.3
Net income	(624.5)	(307.1)	(696.1)	(813.1)

3. Dividends

(Billions of Yen; Yen; %)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Profit distributable as dividends		17.7		0.0
Cash dividends		2.3		0.0
Dividend for common stock		0.0		0.0
Dividend for preferred shares (public fund portion)		2.3		0.0
Dividend for preferred shares (portion other than public funds)		0.0		0.0
Dividend per common stock		0.00		0.00
Dividend rate per preferred share (public fund portion)		1.15		0.00
Dividend rate per preferred share (portion other than public funds)		0.00		0.00
Dividend payout ratio		0.00		0.00

Note 1: Accumulated earnings other than legal surplus

4. Management Indicators (%)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Yield on interest -earning assets (A)	1.61	1.48	1.42	1.49
Loans and bills discounted (B)	1.87	1.77	1.70	1.75
Securities	0.98	0.96	0.95	1.01
Yield on interest-bearing liabilities (C)	1.18	1.01	0.95	1.01
Deposits and others (including NCDs) (D)	0.18	0.11	0.11	0.12
Expense ratio (E)	0.93	0.88	0.81	0.87
Personnel expense ratio	0.34	0.32	0.25	0.28
Non-personnel expense ratio	0.54	0.51	0.51	0.54
Profit margin of funds (A) - (C)	0.42	0.46	0.46	0.48
Profit margin between loans and deposits (B) - (D) - (E)	0.74	0.77	0.77	0.76
Non interest income ratio *(Note 1)*	30.22	34.97	27.03	35.74
OHR	43.20	41.70	40.44	42.43
ROE *(Note 2)*	32.03	39.14	39.81	39.76
ROA *(Note 3)*	0.99	1.00	0.96	1.02

Notes;

1 *Non interest income ratio = (Trust fees + fees and commissions + trading revenue) / (Gross operating profit - other operating income)*

2 *Business profit before net transfer to general reserve and before write-off of trust account / Stockholders' equity<average balance>*

3 *Business profit before net tranfer to general reserve / (total assets - customers' liabilities for acceptances and guarantees)<average balance>*

(Combined figures of UFJ Bank (including UFJSP and UFJEI) and UFJ Trust (including UFJTE))

Income Summary and Management Indicator (Billions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Business profit before net transfer to general reserve and before write-off of trust account	778.9	794.6	394.8	745.4
Credit related expenses *(Note 1)*	835.4	1,391.2	634.6	1,129.6
Gains & losses on stocks and other equity securities	(617.7)	329.9	(143.1)	(200.7)
Revaluation losses	191.5	8.2	249.8	317.0
Ordinary profit	(699.7)	(424.7)	(578.5)	(606.4)
Net income	(625.6)	(372.3)	(753.4)	(823.3)
				(%)
ROE *(Note 2)*	31.97	40.22	40.89	39.77

Notes;

1 *Credit related expenses = Net transfer to reserve for possible loan losses + Credit costs + Loans written-off in trust account*

2 *Business profit before net transfer to general reserve and before write-off of trust account / Stockholders' equity<average balance>*

Table 1-3 Earning Trends and Target of Trust Related Business

(Billions of Yen)

	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Gross operating profit (A)	83.6	41.4	100.3
Corporate agency	29.3	16.4	34.8
Real estate	12.1	7.5	16.3
Asset Securitization	5.4	2.3	8.3
Pensions & Securities related	24.0	8.6	26.0
Private client service	10.4	5.2	12.2
Operating expenses to (A) (B)	50.2	25.0	49.1
Personnel expenses	21.5	10.3	19.3
Non-personnel expenses	27.3	13.9	28.0
(A) - (B)	33.4	16.4	51.2

Table 1-4 Trend of Earnings (UFJ Holdings consolidated)

1. Balance Sheets (Balances at the end of the period) (Billions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Total assets	80,207.4	82,134.4	82,156.5	
Loans and bills discounted	44,178.6	42,462.6	39,777.3	
Securities	18,132.8	22,025.9	19,970.4	
Trading assets	3,045.0	2,792.9	3,619.3	
Deferred tax assets	1,522.6	1,413.7	1,230.3	
Total liabilities	77,499.7	79,643.9	79,663.2	
Deposits (including NCDs)	56,078.3	58,490.1	57,539.8	
Bonds	-	-	-	
Trading liabilities	1,965.3	2,167.5	2,236.3	
Deferred tax liabilities	0.3	17.9	24.3	
Deferred tax liabilities related to revaluation reserve for land	82.7	76.9	75.8	
Minority interests	843.3	825.4	1,518.8	
Total stockholders' equity	1,864.3	1,665.0	974.4	
Capital stock	1,000.0	1,000.0	1,000.0	
Capital surplus	1,233.7	1,233.7	1,233.7	
Retained earnings	(359.3)	(760.5)	(1,446.0)	
Revaluation reserve for land, net of taxes	121.7	112.9	111.4	
Net unrealized gains (losses) on available-for-sale securities, net of taxes	(65.7)	172.6	165.5	
Foreign currency translation adjustments	(64.1)	(91.4)	(88.1)	
Treasury stock	(1.9)	(2.2)	(2.1)	

2. Income Statements (Billions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Total income	2,400.5	2,566.6	1,211.0	2,300.0
Interest income	1,156.9	1,027.5	513.6	
Trust fees	58.4	49.4	25.3	
Fees and commissions income	361.0	454.7	239.1	
Trading revenue	140.6	188.0	18.6	
Other operating income	549.5	492.5	272.8	
Other income	133.9	354.4	141.3	
Total expenses	3,069.9	2,964.3	1,685.9	2,830.0
Interest expenses	288.5	202.5	102.2	
Fees and commissions expenses	68.5	66.9	37.3	
Trading expenses	0.4	-	9.5	
Other operating expenses	314.4	334.4	118.7	
General and administrative expenses	775.1	773.0	361.4	
Other expenses	1,622.8	1,587.4	1,056.5	
Loans written-off	274.0	426.3	97.7	
Net transfer to loan loss reserves	401.7	838.3	421.1	
Net transfer to general reserve	242.4	280.0	(648.5)	
Net transfer to specific reserve	160.4	559.6	1,070.4	
Ordinary profit	(669.3)	(397.6)	(474.8)	(530.0)
Extraordinary profit	120.0	123.2	63.1	
Extraordinary losses	69.6	57.3	18.5	
Income before income taxes and minority interests	(618.9)	(331.7)	(430.3)	
Provision for income taxes	7.6	14.1	7.6	
Income taxes (deferred)	(37.9)	36.9	225.9	
Minority interests in net income	20.2	20.0	10.3	
Net income	(608.9)	(402.8)	(674.2)	(750.0)

Table 2 BIS Capital Ratio

(UFJ Holdings consolidated) (Billions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Capital stock	1,000.0	1,000.0	1,000.0	1,000.0
Preferred shares (non-cumulative) *(Note 1)*	-	-	-	-
Capital surplus	1,233.7	1,233.7	1,233.7	1,233.7
Retained earnings	(367.6)	(774.9)	(1,446.0)	(1,459.0)
Minority shareholders' interest of consolidated subsidiaries	842.3	821.4	1,514.3	1,517.9
Preferred securities	628.9	616.1	617.3	614.6
Net unrealized gains (losses) on available-for-sale securities, net of taxes	(64.7)	-	-	-
Treasury stocks	(1.9)	(2.2)	(2.1)	(2.1)
Foreign currency transaction adjustments	(64.1)	(91.4)	(88.1)	(94.0)
Goodwill	(1.7)	(2.0)	(1.6)	(1.9)
Consolidation adjustments account	(15.3)	(9.2)	(6.1)	(7.7)
Others	-	-	-	-
Total of Tier I	2,560.4	2,175.2	2,203.9	2,186.9
(deferred tax amount)	*1,522.3*	*(1,395.7)*	*1,205.9*	*(1,187.3)*
Unrealized profits on available-for-sale securities after 55% discount	-	137.2	115.3	125.7
Excess of Land Revaluation after 55% discount	92.0	85.4	84.2	85.4
General reserve for credit losses	579.1	577.3	540.0	577.9
Perpetual subordinated bonds and loans	299.3	311.9	317.5	212.0
Others	-	-	-	-
Total of Upper Tier II	970.4	1,112.0	1,057.1	1,001.0
Subordinated bonds and loans with fixed maturity	1,158.4	1,359.8	1,301.3	1,223.0
Others	-	-	-	-
Total of Lower Tier II	1,158.4	1,359.8	1,301.3	1,223.0
Total of Tier II	2,128.9	2,471.8	2,358.4	2,224.0
Amount included in total capital	2,128.9	2,175.2	2,159.1	2,094.4
Tier III	-	-	-	-
Deduction	(72.1)	(81.9)	(74.8)	(72.7)
Total capital	4,617.3	4,268.6	4,288.2	4,208.7

(Billions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Risk-weighted assets	46,328.2	46,185.9	43,207.7	46,228.2
Balance sheet items	43,980.5	42,952.2	39,683.2	42,994.6
Off balance sheet items	1,879.9	2,310.6	2,942.4	2,310.6
Others *(Note 2)*	467.7	923.0	581.9	923.0

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
BIS risk adjusted capital ratio	9.96	9.24	9.92	9.10
Tier I ratio	5.52	4.70	5.10	4.73

Notes:

1. *Unavailable since the company's capital stock cannot be subdivided into each class*
2. *Market risk equivalent amount divided by 8%*

Table 5 Business Profit by Business Unit

(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank)

(Billions of Yen)

	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Retail Banking (UFJ Bank)	70.6	35.0	70.9
Gross operating profit	288.5	141.3	284.0
G&A expenses	(217.9)	(106.3)	(213.1)
Corporate Banking (UFJ Bank)	309.6	161.6	341.0
Gross operating profit	512.9	262.0	543.9
G&A expenses	(203.2)	(100.4)	(202.9)
Global Banking & Trading (UFJ Bank)	143.9	60.5	122.6
Gross operating profit	192.1	84.1	171.7
G&A expenses	(48.2)	(23.6)	(49.1)
UFJ Trust Bank	86.1	37.9	85.7
Gross operating profit	163.3	73.7	160.5
G&A expenses	(77.2)	(35.9)	(74.7)
Other divisions	179.2	97.9	125.0
Total business profit (gyomu jun-eki)	789.4	392.9	745.2

(Consolidated)

(Billions of Yen)

	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Retail Banking (UFJ Bank)	94.9	47.9	83.0
Gross operating profit	398.1	199.5	430.2
G&A expenses	(303.2)	(151.6)	(347.2)
Corporate Banking (UFJ Bank)	315.5	165.8	348.8
Gross operating profit	528.6	272.1	563.8
G&A expenses	(213.2)	(106.4)	(215.0)
Global Banking & Trading (UFJ Bank)	142.0	60.0	126.6
Gross operating profit	206.8	90.7	192.3
G&A expenses	(64.8)	(30.7)	(65.7)
UFJ Trust Bank	87.8	38.6	87.2
Gross operating profit	168.8	76.2	165.4
G&A expenses	(80.9)	(37.5)	(78.2)
Asset Management Group	0.3	1.1	2.0
Gross operating profit	8.8	5.2	10.8
G&A expenses	(8.5)	(4.2)	(8.8)
Securities & Investment Banking Group	15.7	6.1	20.2
Gross operating profit	59.5	29.3	68.1
G&A expenses	(43.8)	(23.3)	(47.9)
Other divisions	185.0	97.9	127.7
Total business profit (gyomu jun-eki)	841.2	417.3	795.5

Note: Figures are taken from core business units for managerial purpose

Table 6 Restructuring Plans (Aggregate of UFJ Holdings, UFJ Bank and UFJ Trust)

Number of Directors, Statutory Auditors and Employees

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Number of directors and statutory auditors	24	21	20	22
Non full-time directors	10	10	9	11
Directors	18	16	15	17
Non full-time directors	6	6	5	7
Statutory auditors	6	5	5	5
Non full-time statutory auditors	4	4	4	4
Number of employees *	22,327	20,395	20,326	19,907

** Total number of clerical staff and non-clerical personnel. Includes registered employees seconded to other companies. Excludes contract, part-time, and temporary employment agency workers.*

Number of Domestic Branches and Overseas Bases

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Head office and domestic branches*	406	398	398	398
Overseas bases**	17	17	18	18
(For reference) Overseas subsidiaries	15	13	14	13

* *The number excludes those specialized to maintain only designated accounts for transfers.*

** *Excluding agencies and representative offices*

Personnel Expenses

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Personnel expenses (millions of yen)*	224,297	210,461	84,567	181,000
Salaries and bonuses (millions of yen)	130,428	120,036	56,311	114,500
Average monthly salary (thousands of yen)**	483	480	470	480

* *Including those at holding company which are posted as non-personnel expenses at subsidiary banks*

** *Average age is 37.1 years (as of September 30, 2004)*

Remuneration and Bonuses for Directors and Statutory Auditors (Millions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Total remuneration and bonuses*	416	394	150	250
Remuneration	416	394	150	250
Bonuses	0	0	0	0
Average remuneration and bonuses (for full-time)	21	22	7	14
Average retirement allowance	35	13	0	0

* *Aggregate amount of personnel expenses and profit distribution including 'employee portion' for directors who are concurrently 'employee.'*

Non-Personnel Expenses (Millions of Yen)

	Fiscal Year 3/2003 (Actual)	Fiscal Year 3/2004 (Actual)	Six Months 9/2004 (Actual)	Fiscal Year 3/2005 (Plan)
Non-personnel expenses*	338,741	326,554	167,989	338,000
System related expenses**	122,991	120,174	63,200	132,100
Other than system related expenses	215,750	206,380	104,789	205,900

* *Excluding personnel expenses at holding company from management fees paid by subsidiary banks*

** *Recorded on actual basis including leases*

Personnel Expenses and Non-Personnel Expenses

Personnel Expenses and Non-personnel expenses	563,038	537,015	252,556	519,000

Table 8 Outline of Committees (UFJ Holdings)

Committee	Chairperson	Members	Depts. In	Frequency	Purpose
Shareholder's Meeting	President & CEO	shareholders	General Affairs Dept.	Annual	Resolution concerning the Commercial Law , the Articles of Incorporation and others as the highest decision-making meeting
Board of Corporate Auditors	corporate auditor	corporate auditors	Secretariat of Corporate Auditors	6 times per year	Review, discuss and decide important issues regarding auditing
Board of Directors	President & CEO	directors (include external directors)	Secretariat	10 times per year (general meetings)	Final decision-making involving the group's management policies, strategies, plans and other important matters; monitoring of the management of business activities
Nomination Committee	external director	3 external directors	Secretariat	2 times per year	Holds discussions regarding personnel in senior management positions
Compensation Committee	external director	3 external directors	Secretariat	2 times per year	Holds discussions regarding the evaluation and compensation of executive managers and other management. Also evaluates the performance of the holding company president.
Group Audit Committee	external director	2 external directors and 1 attorney at law	Secretariat	4 times per year	Monitors the status of internal control systems and compliance at the group companies. Also holds discussions regarding basic matters of internal auditing policy
Group Management Committee	President & CEO	executive officers in charge of Group Planning Dept., Risk Management Dept., Compliance Dept. and others	Group Planning Dept.	48 times per year	Serves as an advisory body to the holding company president, deliberating group management policies and strategies, overall plans and other matters
Group Risk Management Committee	external director in charge of Risk Management Dept.	executive officer in charge of Group Planning Dept., corporate auditors, general managers of departments including Group Planning, Risk Management , Public Relation, General Affairs	Risk Management Dept.	Quarterly	Holds discussions regarding risk management policies and procedures and risk profile of group companies

Table 10 Loans and Bills Discounted
(Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)

(Balance) (Billions of Yen)

		3/2004 Actual (A)	9/2004 Actual (B)	3/2005 Plan (C)
Domestic Loans	including impact loans	40,239.2	37,453.5	37,726.1
	excluding impact loans	39,677.7	36,963.8	37,164.6
Loans to small- & mid-sized companies *(Note 1)*	including impact loans	14,047.9	13,043.3	13,265.5
	excluding impact loans	13,941.2	12,953.2	13,158.8
Loans guaranteed by credit guarantee associations		997.1	862.2	997.1
Loans to individuals (excluding loans to provide funds to run business)		9,214.4	9,398.2	9,630.9
Housing loans		7,463.1	7,744.1	8,161.4
Others		16,976.9	15,012.0	14,829.7
Overseas loans		1,812.3	1,930.0	1,809.3
Total		42,051.5	39,383.5	39,535.4

(Amount of change, actual figures after adjustment items in the table below)

(Billions of Yen)

		Six Months 9/2004 Actual (B-A+D)	Fiscal Year 3/2005 Plan (C-A+D)
Domestic Loans	including impact loans	(1,198.1)	(353.4)
	excluding impact loans	(1,125.5)	(353.4)
Loans to small- & mid-sized companies *(Note 1)*	including impact loans	(215.3)	10.0
	excluding impact loans	(198.0)	10.0

Note:

1 *Loans to small- & mid-sized companies are those with capital of Yen 300 million or under (Yen 100 million for wholesalers, Yen 50 million for retailers, restaurants, service businesses), or those with 300 employees or less (100 employees for wholesalers and service businesses, 50 employees for retailers, restaurants)*
[Includes loans for business purposes to individuals, excludes loans to consolidated subsidiaries and affiliates accounted for under equity method]

(Adjustment items <for the figures excluding impact loans>)

(Billions of yen)

	Six Months 9/2004 Actual (D)	Loans to small & mid-sized companies	Fiscal Year 3/2005 Plan	Loans to small & mid-sized companies
Disposal of problem loans	1,046.9	654.6		
Loans written-off *(Note 1)*	9.7	7.5		
Partial direct written off *(Note 2)*	176.1	115.8		
Loss on sales of loans to CCPC *(Note 3)*	0.0	0.0		
Loss on sales of assets to RCC *(Note 4)*	11.7	9.9		
Bulk sales, etc	307.3	152.3		
Others *(Note 5)*	542.1	369.1		
Loans securitized / sold *(Note 6)*	185.3	(82.0)		
Privately placed bonds, etc *(Note 7)*	357.7	210.9		
Subsidiaries, etc *(Note 8)*	6.5	6.5		
Total	1,588.4	790.0	2,159.7	792.4

Notes:

1 *Direct write-offs non-taxable*
2 *Partial direct write-offs implemented during the fiscal year*
3 *Amount of final disposal relating to loans sold to the Cooperative Credit Purchasing Company*
4 *Amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System*
5 *Amount decreased through other disposal of loans*
6 *Mainly securitization of normal loans*
7 *Substantial loans, including subscription of privately placed bonds*
8 *Loans to small-sized companies of those to the consolidated subsidiaries and affiliates accounted for under the equity method*

Table 13 Loan Classification under the Financial Reconstruction Law (Non-consolidated/Consolidated)

Banking account (Billions of Yen)

	3/2004		9/2004	
	(Non-consol.)*	(Consol.)	(Non-consol.)*	(Consol.)
Bankrupt and quasi-bankrupt	295.1	366.6	251.5	292.8
Doubtful	1,473.9	1,522.5	3,261.9	3,352.9
Sub-standard	2,138.1	2,294.5	611.4	755.4
Sub total	3,907.1	4,183.7	4,124.9	4,401.2
Normal**	41,757.8	41,811.7	39,324.2	39,378.1
Total	45,664.9	45,995.5	43,449.1	43,779.4

Trust account (Billions of Yen)

	3/2004		9/2004	
	(Non-consol.)*	(Consol.)	(Non-consol.)*	(Consol.)
Bankrupt and quasi-bankrupt	9.3	9.3	7.9	7.9
Doubtful	9.7	9.7	9.0	9.0
Sub-standard	23.1	23.1	12.4	13.5
Sub total	42.1	42.1	29.3	30.5
Normal	705.5	705.5	583.2	582.1
Total	747.7	747.7	612.6	612.6

Reserves (Billions of Yen)

	3/2004		9/2004	
	(Non-consol.)*	(Consol.)	(Non-consol.)*	(Consol.)
General reserve	1,270.2	1,319.7	596.7	669.2
Specific reserve	723.3	798.5	1,511.5	1,602.3
Specific reserve for loans to refinancing countries	2.5	1.9	2.1	1.3
Total loan loss reserve	1,996.0	2,120.2	2,110.4	2,272.9
Reserve for contingent liabilities related to loans sold	-	-	-	-
Reserve for supporting specific borrowers	5.0	5.0	101.2	101.2
Sub total	2,001.1	2,125.3	2,211.6	2,374.1
Special reserve for Loan Trust	4.8	4.8	4.1	4.1
Reserve for possible impairment of principal	-	-	-	-
Sub total	4.8	4.8	4.1	4.1
Total	2,005.9	2,130.1	2,215.7	2,378.3

Notes:

** Non-consolidated figures are simple aggregate of UFJ Bank, UFJSP and UFJ Trust.*

*** Same figures are applied in both non-consolidated and consolidated for normal loans outstanding of UFJ Bank because the consolidated firgures were not calculated.*

Table 14 Risk Monitored Loans (Non-consolidated/Consolidated)

Banking account (Billions of Yen)

	3/2004 (Non-consol.)*	3/2004 (Consol.)	9/2004 (Non-consol.)*	9/2004 (Consol.)
Loans to bankrupt/quasi-bankrupt borrowers (A)	69.3	84.1	57.1	72.0
Other delinquent loans (B)	1,610.5	1,704.3	3,276.5	3,379.1
Loans past due 3 months or more (C)	87.0	88.5	54.8	55.8
Restructured loans (D)	2,051.0	2,206.0	556.5	699.6
Loans with concessionary reduction of interest	39.5	39.5	28.9	28.9
Loans with concessionary rescheduling of interest payment	1.3	1.3	0.6	0.6
Loans with concessionary support to borrowers	661.6	661.6	25.0	25.0
Loans with concessionary rescheduling of principal repayment	1,339.9	1,339.9	501.9	501.9
Others	8.4	163.3	0.0	143.1
Total (E) = (A) + (B) + (C) + (D)	3,818.0	4,083.0	3,945.0	4,206.7
Partial direct write-offs	(1,289.3)	(1,458.7)	(1,163.5)	(1,305.9)
Ratio : (E) / total loans	9.3%	9.6%	10.1%	10.4%

Trust account (Billions of Yen)

	3/2004 (Non-consol.)*	3/2004 (Consol.)	9/2004 (Non-consol.)*	9/2004 (Consol.)
Loans to bankrupt/quasi-bankrupt borrowers (A)	5.5	5.5	3.8	3.8
Other delinquent loans (B)	13.9	13.9	13.3	13.3
Loans past due 3 months or more (C)	1.7	1.7	1.6	1.6
Restructured loans (D)	20.8	20.8	10.4	11.6
Loans with concessionary reduction of interest	1.7	1.7	2.0	2.0
Loans with concessionary rescheduling of interest payment	0.1	0.1	0.1	0.1
Loans with concessionary support to borrowers	0.0	0.0	0.0	0.0
Loans with concessionary rescheduling of principal repayment	19.0	19.0	8.2	9.3
Others	0.0	0.0	0.0	0.0
Total (E) = (A) + (B) + (C) + (D)	42.1	42.1	29.3	30.5
Partial direct write-offs	(1.8)	(1.8)	(7.9)	(7.9)
Ratio : (E) / total loans	5.6%	5.6%	4.7%	4.9%

Note:

**Non-consolidated figures are simple aggregate of UFJ Bank, UFJSP and UFJ Trust.*

Table 15 Credit Related Expenses

(Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)

(Billions of Yen)

	FY 3/2004 Actual	6 Mths 3/2004 Actual	FY 3/2005 Plan
Credit costs (A)*	1,089.0	1,308.1	
Banking account	1,072.0	1,305.8	
Net transfer to specific reserve*	562.7	1,072.2	
Loans written-off and others (C)	505.9	132.9	
Loans written-off	390.9	84.2	
Loss on sales of loans to CCPC	0.0	-	
Loss on sales of assets to RCC *(Note 1)*	23.1	3.8	
Loss on sales of other loans	38.7	43.6	
Loss on supporting specific customers	52.9	1.1	
Transfer to reserve for contingent liabilities related to loans sold	(0.2)	-	
Transfer to reserve for possible losses on support of specific borrowers	5.0	101.2	
Transfer to specific reserve for loans to refinancing countries*	(1.4)	(0.5)	
Trust account	16.9	2.2	
Loans written-off and others (E)	16.9	2.2	
Loans written-off	10.8	1.6	
Loss on sales of loans to CCPC	4.3	-	
Loss on sales of assets to RCC *(Note 1)*	-	-	
Loss on sales of other loans	1.7	0.5	
Net transfer to general reserve (B)	276.3	(673.4)	
Total (A) + (B) *(Note 2)*	1,365.3	634.6	970.0
<For reference>			
Direct write-offs through reversal of loan loss reserve (E)	356.7	280.8	
Gross direct write-offs (C) + (D) + (E)	879.6	415.9	

Notes: 1 *Loss amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System*

2 *Figures of credit related expenses are different from those in Table 1-2 for the following reasons;*

FY 3/2003: Figure in this table includes Yen 10.3 billion of transfer from reserve for possible losses on support of specific borrowers posted in extra-ordinary profit

FY 3/2004: Figure in this table includes Yen 25.9 billion of transfer from reserve for possible loan losses posted in extra-ordinary profit

(Consolidated)

(Billions of yen)

	FY 3/2004 Actual	6 Mths 3/2004 Actual	FY 3/2005 Plan
Credit costs (A)	1,150.9	1,343.3	
Banking account	1,134.0	1,341.0	
Net transfer to specific reserve	559.6	1,070.4	
Loans written-off and others (C)	570.9	170.1	
Loans written-off	426.3	97.7	
Loss on sales of loans to CCPC	0.4	-	
Loss on sales of assets to RCC *(Note 1)*	23.1	3.8	
Loss on sales of other loans	68.0	67.3	
Loss on supporting specific customers	52.9	1.1	
Transfer to reserve for contingent liabilities related to loans sold	(0.2)	-	
Transfer to reserve for possible losses on support of specific borrowers	5.0	101.2	
Transfer to specific reserve for loans to refinancing countries	(1.2)	(0.7)	
Trust account	16.9	2.2	
Loans written-off and others (D)	16.9	2.2	
Loans written-off	10.8	1.6	
Loss on sales of loans to CCPC	4.3	-	
Loss on sales of assets to RCC *(Note 1)*	-	-	
Loss on sales of other loans	1.7	0.5	
Net transfer to general reserve (B)	280.0	(648.5)	
Total (A) + (B)	1,431.0	694.7	
<For reference>			
Direct write-offs through reversal of loan loss reserve (E)	396.9	291.6	
Gross direct write-offs (C) + (D) + (E)	984.7	464.0	

Note: 1 *Loss amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System*

Table 17 Bankruptcies during the Interim Period Ended September 30, 2004
(Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)

(Billions of Yen)

	Internal credit rating as of one year prior to bankruptcy *(Note 4)*		Internal credit rating as of half year prior to bankruptcy *(Note 5)*	
	Number of Bankruptcies	Amount *(Note 2)* (Billions of Yen)	Number of Bankruptcies	Amount *(Note 2)* (Billions of Yen)
<1>	0	0.0	0	0.0
<2>	0	0.0	0	0.0
<3>	0	0.0	0	0.0
<4>	1	0.7	0	0.0
<5>	1	0.7	0	0.0
<6>	6	6.5	5	5.2
<7>	7	0.8	5	1.2
<8>	17	6.6	20	5.1
<9>	18	3.7	14	2.1
<10>	0	0.0	11	5.6
No rating *(Note 3)*	14	1.0	9	0.8
Total	64	20.3	64	20.3

Notes:
1. *Excluding cases less than 50 million yen in amount.*
2. *Amounts are based on loan balances.*
3. *Including (1) individuals and (2) companies to which the internal credit rating criteria do not apply*
4. *Credit rating as of Sep. 30, 2003*
5. *Credit rating as of Mar. 31, 2004*

<For reference>
Loan Classification under the Financial Reconstruction Law

(Billions of Yen)

	9/2004 Actual
Bankrupt and quasi-bankrupt	259.5
Doubtful	3,270.9
Sub-standard	623.8
Normal	39,909.2
Total	44,063.6

Table 18 Unrealized Gains and Losses on Securities
(Combined non-consolidated figures of UFJ Bank, UFJSP, UFJEI, UFJ Trust and UFJTE)

(Securities) (Billions of Yen)

	Sept. 30, 2004			
	Outstanding Bal.(Book Value)*	Unrealized Gain/Loss		
		Net	Gain	Loss
Held-to-Maturity Securities				
Securities *(Note 1)*	-	-	-	-
Bonds	-	-	-	-
Stock	-	-	-	-
Others	-	-	-	-
Money Held in Trust	-	-	-	-
Securities Issued by Subsidiaries and Affiliates				
Securities *(Note 1)*	137.7	(14.4)	3.8	18.2
Bonds	-	-	-	-
Stock	135.2	(14.5)	3.6	18.2
Others	2.5	0.1	0.1	-
Money Held in Trust	-	-	-	-
Available-for-Sale Securities				
Securities *(Note 1)*	16,434.9	189.1	390.8	201.6
Bonds	11,484.9	(69.1)	13.3	82.5
Stock	1,827.5	283.3	345.5	62.2
Others	3,122.4	(24.9)	31.8	56.8
Money Held in Trust	-	-	-	-

* *Available-for-sale securities are marked to market. Book Value equals to market value.*

(Others) (Billions of Yen)

	Book Value	Market Value	Unrealized Gain/Loss		
			Net	Gain	Loss
Commercial-use premises *(Note 2)*	266.9	170.9	(95.9)	-	-
Other premises	-	-	-	-	-
Other assets *(Note 3)*	-	-	-	-	-

Notes:

1. *Because only the securities and the equivalent with market value are included in this table, balances here do not configurate with those in the relevant balance sheet.*
2. *Revaluation of the premises was conducted in accordance with the Law regarding Land Revaluation. Book Value is the price after the revaluation and Market Value is the current price as of 9/2004. The difference of those is shown in Unrealized Gain/Loss.*
3. *Derivatives transactions are not included in the table as they are either marked to market with realized gain/loss or applied hedge accounting. Gains/losses of contingent liabilities such as debt guarantee are not calculated.*

Table 18 Unrealized Gains and Losses on Securities (Consolidated)

(Securities) (Billions of Yen)

	Sept. 30, 2004			
	Outstanding Bal.(Book Value)*	Unrealized Gain/Loss		
		Net	Gain	Loss
Held-to-Maturity Securities				
Securities *(Note 1)*	17.9	0.1	0.1	0.0
Bonds	-	-	-	-
Stock	-	-	-	-
Others	17.9	0.1	0.1	0.0
Money Held in Trust	-	-	-	-
Securities Issued by Subsidiaries and Affiliates				
Securities *(Note 1)*	47.8	9.8	12.5	2.7
Bonds	-	-	-	-
Stock	42.4	12.5	12.5	-
Others	5.4	(2.7)	-	2.7
Money Held in Trust	-	-	-	-
Available-for-Sale Securities				
Securities *(Note 1)*	17,014.0	251.1	461.1	209.9
Bonds	11,676.4	(67.9)	15.4	83.3
Stock	1,875.6	343.9	411.8	67.8
Others	3,461.9	(24.8)	33.7	58.6
Money Held in Trust	-	-	-	-

(Others) (Billions of Yen)

	Book Value	Market Value	Unrealized Gain/Loss		
			Net	Gain	Loss
Commercial-use premises *(Note 2)*	294.0	206.2	(87.8)	-	-
Other premises	-	-	-	-	-
Other assets *(Note 3)*	-	-	-	-	-

Notes: Same as those of previous table

Table 19 Off Balance Sheet Transactions (UFJ Holdings, Consolidated)

(Billions of Yen)

	Contract Amount/ Notional Principal Amount		Credit Risk Equivalent Amount	
	3/2004	9/2004	3/2004	9/2004
Financial futures	218,441.5	89,884.8	-	-
Interest rate swaps	152,663.5	150,987.6	2,392.6	2,259.8
Currency swaps	6,359.4	6,781.4	402.8	417.9
Foreign exchange futures	10,171.5	9,242.5	244.1	154.7
Interest rate options bought	15,049.5	15,803.4	134.2	144.3
Currency options bought	4,002.6	5,217.2	235.2	251.6
Other derivative instruments	26,681.3	27,591.4	82.1	138.7
Effect of netting	-	-	(1,794.0)	(1,564.8)
Total	433,369.7	305,508.5	1,697.2	1,802.4

**Based on the BIS standard*

In addition, transactions on exchange and contracts within 2 weeks are included

Table 20 Credit Composition (as of September 30, 2004)
(Combined figures of UFJ Bank, UFJSP and UFJ Trust)

(Billions of Yen)

	Counterparties rates at equivalent to BBB/Baa or higher	Counterparties rates at equivalent to BB/Ba or lower	Others	Total
Credit risk exposure equivalent*	1,063.4	363.8	36.2	1,463.5
Credit cost	0.2	2.7	0.7	3.7
Credit risk amount	1.5	6.1	1.3	9.1

**Calculated using the current method based on the BIS capital standards*

--Credit risk exposure equivalent are calculated by current-method based on the BIS standards.

--Foreign currency transactions are converted by the effective exchange rate as of March 31,2003.

--Foreign exchange futures within two weeks are excluded.

--Our internal credit rating consists of 16 ratings and 3or above in the internal credit rating are equivalent of BBB/Baa or above, and 4 or below are equivalent of BB/Ba or below.

--Others include contracts with individuals and credit exposure equivalent to the companies with no rating.

RECEIVED
2005 JAN 14 A 11:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

UFJ Holdings, Inc

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	January 14, 2005
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

January 14, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,



Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure



UFJ

Press Release

January 14, 2005

UFJ Holdings, Inc.

Possible Non-collection and Delayed Collection of Exposure Concurrent with Forfeiture of Benefit of Time for Loans to PAINTHOUSE Co., Ltd.

We hereby give notice that, concurrent with forfeiture of benefit of time for loans to PAINTHOUSE Co., Ltd. on January 13, 2005, there is possibility of non-collection and/or delayed collection of the exposure extended to the company by UFJ Bank Limited ("UFJ Bank"), a subsidiary of UFJ Holdings, Inc. ("UFJ")

1. **Amount of exposure to the company**

   UFJ Bank: Yen 7,558 million

2. **Impact on earnings of UFJ Holdings**

   This will not affect UFJ's forecasts of earnings for the current fiscal year, which have been announced on November 24, 2004.